UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 17, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

METHANEX ANNOUNCES NEW CEO

May 13, 2004

Methanex Corporation announced today that its Board of Directors has appointed Bruce Aitken, currently President and Chief Operating Officer, to President and Chief Executive Officer.

Pierre Choquette, who has led Methanex as Chief Executive Officer since 1994, is retiring from the Company but will continue to provide leadership in his role as Chairman of the Board of Directors.

Mr. Choquette commented, “It is with some sadness that I step away from the people and the day-to-day running of a Company that has been an integral part of my life for so long, but I have the utmost confidence in Bruce Aitken’s leadership abilities and management expertise.” Mr. Choquette added, “I have always felt privileged to lead the team at Methanex and I am now honoured to be able to continue my association with the Company as non-executive Chairman.”

Mr. Aitken, who was appointed President and COO in September of 2003, has been with Methanex for the past decade. Prior to his September appointment, he was Senior Vice President, Asia Pacific and was based in New Zealand. In the early 90s, he served as Vice President, Corporate Development and was located in Vancouver. Prior to joining Methanex, Mr. Aitken was Executive Director of Cape Horn Methanol in Santiago, Chile (bought by Methanex in 1993). He also held a number of managerial positions with Fletcher Challenge Limited in New Zealand.

Mr. Choquette was appointed President and CEO of Methanex in 1994. During his 10 years at the helm, his commitment to operational excellence, low cost production and global market leadership was instrumental in turning the Company into the world’s largest producer and marketer of methanol. He became interim Chairman of the Board of Directors in June of 2003 and was appointed Chairman of the Board & CEO in September of 2003.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

METHANEX CORPORATION — NOTICE OF CASH DIVIDEND

May 13, 2004

Methanex Corporation announced today that its Board of Directors has declared a quarterly dividend of US$0.06 per share that will be payable on June 30, 2004 to holders of common shares of record on June 16, 2004.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

- end -

Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
Toll-Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES SHARE BUY-BACK

May 13, 2004

Methanex Corporation announced today that its Board of Directors has approved a normal course issuer bid under which it may repurchase up to 6,143,543 common shares of the Company representing not more than 5% of the total shares issued and outstanding. There are currently 122,870,872 Methanex common shares issued and outstanding.

Bruce Aitken, President and CEO of Methanex commented, “This planned share repurchase is consistent with our balanced approach to the utilization of cash and reflects our ongoing commitment to returning excess cash to shareholders.” Mr. Aitken added, “Our low-cost production facilities and leading market position have combined with strong methanol pricing to allow us to generate almost US$300 million in cash flow from operating activities over the previous four quarters. We have excellent financial strength and flexibility with over US$150 million in cash, an undrawn US$250 million credit facility and continued strong cash generation.”

Mr. Aitken concluded, “We have the financial flexibility to complete the construction of the low cost Atlas and Chile IV methanol production facilities and pursue opportunities to enhance our supply position to the important Asia Pacific market.”

The normal course issuer bid repurchase program was filed and accepted by the Toronto Stock Exchange (TSX) today. The program will be carried out through the facilities of the TSX. Purchases under the program may commence on May 17, 2004 and will terminate on the earlier of May 16, 2005 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased will be cancelled.

Methanex believes that purchasing its shares under the normal course issuer bid is in the best interests of its shareholders and represents an effective use of the Company’s financial resources. Methanex intends to finance the purchase of common shares under the bid with cash on hand.

Methanex, based in Vancouver, is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600